FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Press Release dated 07/21/03

Press Release dated 07/24/03

Press Release dated 07/28/03

Press Release dated 07/29/03

Press Release dated 08/13/03

Press Release dated 08/20/03

Press Release dated 08/27/03

Ontario Form 27, B.C. Form 53-901.F, Material Change Report dated 08/12/03

B.C. Form 45-902F, Report of Exempt Distribution dated 08/12/03

B.C. Form 45-102F2, Certificate Under Subsection 2.7(2) or (3) of Multilaterial Instrument 45-102 Resale of Securities dated 08/12/03

Quarterly Report for the six months ended 06/30/03 dated 08/27/03

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  July 21, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the Caballo Blanco Project, Mexico

The Caballo Blanco project, located roughly 75 kilometers north of Veracruz City, Mexico is optioned to Comaplex Minerals Ltd. (Comaplex) who can earn a 60% interest in the project by spending US$2,000,000 over four years. Comaplex have completed a large field program over both the Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart.

At the Highway zone work consisted of sampling, geologic mapping and induced polarization (IP) geophysics and was complimented by analysis of alteration mineralogy with a PIMA portable infrared spectrometer. The combined information has outlined several prominent areas of alteration and mineralisation. A significant resistivity and chargeability anomaly has resulted from this work over a roughly 5 by 3 kilometer area of acid sulphate alteration characterised by hypogene alunite and vuggy silica. The alteration mineralogy and geologic textures recognised suggest that area of study represents a large high-sulphidation epithermal system. The zones of vuggy silica and coincident chargeability and resistivity have not been drilled, however a diamond drill hole was completed close to the area by Noranda Inc. in 2001. This hole was drilled in an area of extensive argillic alteration and had several interesting gold intersections. These included stockwork veining from 51.35 to 84 meters depth within which a 6 meter section averaged 1.42 g/t gold. A sample from 192 to 195 meters depth within a zone of lower temperature argillic alteration averaged 2.5 g/t gold and the final sample of the hole from 212.0 to 212.5 meters depth returned a gold value of 4.98 g/t gold. The hole was lost at this point due to poor drilling conditions.

At the Northern zone sampling, geologic mapping and PIMA analyses have defined a huge, roughly 6 by 5 kilometer area of acid sulphate alteration and vuggy silica, including many breccia bodies. Past sampling in these areas by Almaden has returned anomalous gold values, the highest being 11 g/t. The alteration in the Northern zone is very similar to that in the Highway zone, however up until this program very little work had been carried out in this area. Initial sampling by Comaplex returned anomalous gold values from outcrop the highest being 1 g/t. Outcrop in this area includes breccia bodies containing clasts of vuggy silica. An IP section over the zone outlined a large high resistivity feature that appears to extend to depth.

Comaplex has informed Almaden that a further geologic and geophysical program has commenced to better define targets within the high-sulphidation systems for drill testing. Exploration carried out on the Caballo Blanco property by Compaplex was under the direction of Allan Armitage, Ph.D., P.Geol., a qualified person within the meaning of National Instrument 43-101. Mr. Armitage has reviewed the exploration results contained in this news release. Samples were sent to ALS Chemex Labs in North Vancouver for analysis.

Almaden currently has eight active joint venture projects which include a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

_____________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  July 24, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

Private Placement Negotiated

Update on the Siwash Gold Project, B.C.

Almaden Minerals Ltd. (the "Company") announces a Private Placement of 313,500 Units at a price of $0.80 per Unit, (for proceeds of $ 250,800) each Unit consisting of one (1) flow through common share and one half of one non flow through purchase warrant with each whole warrant entitling the holder to purchase one (1) additional common share of the Company at a price of $0.80 for a period of two years from the closing. The principal use of the funds received from the financing will be to finance the Company's further expenditures for exploration and development of the Company's Siwash North Mine property and the balance not so used will be used to fund general exploration and administrative expenses of the Company. A finders fee of 3% is payable on 241,000 units.

The proceeds of the flow-through portion of private placement will be used to continue Almaden's exploration work in the British Columbia, principally on the Siwash Gold deposit where a drill program is planned. The deposit is located roughly two kilometres south of Highway 97 and 45 kilometers southeast of Merrit in the Okanagan area of Southern British Columbia. The mine is known for its very high gold grades and in the 1990's, 51,750 ounces of gold were produced from 18,400 tons of mesothermal quartz vein ore extracted from the B vein system in open pit and underground operations. The Siwash Mine presently has an indicated resource of 87,700 oz (2,727,400 grams) gold in 61,300 tons and a probable reserve of 45,200 oz (1,405,700 gm) gold in 44,500 tons for a total of 141,962 ounces in 123,142 tons as stated by Mr. H. Leo King, P. Geo. in a report dated August 31, 2001. Mr. H. Leo King is a qualified person within the meaning of National Instrument 43-101.

Last year, the company decided to take advantage of the difficult times in the mining industry to acquire a gold mill. Several were reviewed and the mill selected was purchased in Alaska for US$75,000. Modular in design, the mill is virtually new, having processed about 10,000 tons of ore. It has both gravity and flotation circuits and a nominal through put capacity of 120 tons per day, although much of the mill has a higher capacity. It has its own power generation, a partial assay laboratory, and furnace room equipment. The mill was recently disassembled and moved to Whitehorse, Yukon, from where it is being transported to a secure yard near the Siwash property, making use of backhauls from the Yukon. A 1995 economic study of the property priced a mill at $3,000,000. A low purchase price, combined with moving and reassembly would result in a plant for much lower than that estimate. Mining permits are still in place, but the Company has not yet applied for a permit to install a mill, and will review its options based on the gold price and drill results in the coming months.

ON BEHALF OF THE BOARD OF DIRECTORS

"J. Duane Poliquin"

_____________________

J. Duane Poliquin, P.Eng.

President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  July 28, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the Galeana Project, Mexico

The Galeana gold-silver property in Chihuahua State, Mexico property is optioned to Grid Capital Corp. (Grid) who can earn a 60% interest by spending US$2,000,000 and issuing 400,000 shares to Almaden. Grid has provided Almaden with the results of a program of geological mapping, rock and soil sampling and induced polarization (I.P.) surveying carried out in April, 2003 on the Galeana property. The Galeana property hosts three major vein systems, the San Miguel-Ahumada-Estrella de Oro, the Falda Norde and the San Geronimo. All have had limited historic production prior to the Mexican revolution when all mining activity ceased.

Grid has reported the results of this program which was carried out on the Miguel Ahumada and Faldo Norte Zones of the property. At the Miguel Ahumada zone, Grid has reported that fault breccia, epithermal quartz veining and quartz vein breccia, has been traced for over 500 meters. The zone, where exposed by a number of open cuts, pits and adits, varies from 1 meter to more than 3 meters in thickness. Four grab samples of banded quartz vein clasts from a breccia taken by Grid in the Ahumada adit ranged from 1.79 grams/tonne (g/t) gold (Au) and 11.5 g/t silver (Ag) to 15.75 g/t Au and 549 g/t Ag. Four surface samples of quartz float taken by Grid 150 meters to the northeast of the eastern-most opening, returned values of up to 9.3 g/t Au and 181 g/t Ag. Two anomalous soil samples grading 299 ppb Au and 214 ppb Ag, taken 150 meters to the north of the above-mentioned high-grade quartz float, indicate the presence of an undiscovered auriferous vein and represent a high priority target for follow-up work. Along strike to the southwest of the Ahumada zone, results of soil sampling and quartz vein float sampling has extended the zone 200 meters and indicates the zone is open to the southwest. I.P. surveys carried out over the four lines crossing the Ahumada trend suggest that several parallel veins may be present. One kilometre north of the Ahumada zone, the Falda Norde structure sampling by Grid returned anomalous (7100 ppb) to highly anomalous (greater than 1 g/t) gold values from rock and soils over a 800 meter strike length. The best results were returned from a chip sample taken in the Falda Norde adit across a zone of banded limonitic epithermal veining, vein breccia and clay gouge. The chip sampling assayed an average of 9.18 g/t Au and 46.6 g/t Ag over 0.85 metres.

Mapping of alteration mineralogy in the Galeana area, petrographic analysis of quartz vein textures, fluid inclusion microthermometry and the low silver to gold ratios of veins sampled, all support the interpretation that the exposed veins represent a high level within the original hydrothermal system. This interpretation coupled with the identification of high gold grades in fragments found in breccia bodies identified on the property, suggest that the potential to identify high grade gold and silver ore shoots in the veins may increase with depth.

Grid has also reported that it plans to carry out a drill program to test the most promising targets. Exploration carried out on the Galeana property by Grid was under the direction of H. Leo King, P.Geo., a qualified person within the meaning of National Instrument 43-101. Mr. King has reviewed the exploration results contained in this news release. Samples were sent to ALS Chemex Labs in North Vancouver for analysis.

Almaden currently has eight active joint venture projects which include a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  July 29, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the El Pulpo Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 200 square kilometres. Almaden Minerals Ltd. (Almaden) has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3,000,000 and issuing 425,000 shares to Almaden. Almaden and Ross River have identified high grade porphyry related gold, silver and copper mineralisation over a surface area in excess of 12 square kilometres. The property hosts at least two copper-gold porphyry targets and three high grade gold vein targets.

Ross River has reported initial results from a large sampling and mapping program that was completed on the project in May, 2003. In this program several vein systems were identified and sampled including the Papaya and Trucha areas. Ross River has reported that the Papaya vein system has been traced over 2 kilometers. In the initial discovery area a three meter chip sample returned values of 3.64 g/t gold, 115.5 g/t silver and 0.72 % copper. Ross River has reported that the vein was identified 1.0 to 1.3 kilometers along strike where grab samples taken have returned anomalous values as high as 144.35 g/t gold and 1.67% copper. On the Trucha vein system located 2 kilometers north of the Papaya area, Ross River has reported that the mineralized zone explored so far is 1,200 metres long and 850 metres wide within which six veins have been recognized. The discovery showing occurs on a ridge and consists of sub-outcrop of quartz-tourmaline veining exhibiting hematite and copper oxides and is three metres wide. Ross River has reported analyses from two new grab samples taken across the width of the showing which assayed 37.35 g/t gold, 358.10 g/t silver, 0.96% copper and 39.81 g/t gold, 578.50 g/t silver, 1.71% copper respectively. Twenty-five metres along strike to the southwest, a third sample taken by Ross River across four metres of the same vein assayed 6.90 g/t gold, 109.90 g/t silver, 1.31% copper. Two grab samples taken by Ross River from a second vein fifty-five metres to the southwest, exposed over four metres, assayed 5.94 g/t gold, 183.20 g/t silver, 0.73 % copper and 6.52 g/t gold, 815.70 g/t silver, 1.16% copper respectively.

An additional concession, roughly 100 square kilometres in size, has been acquired to cover a recently discovered area of extensive surface mineralization associated with quartz and quartz-tourmaline veins, vein stockworks and breccias, centered within a three square kilometre zone. This new concession now forms part of the El Pulpo property and is subject to the terms and conditions of the option agreement between Ross River and Almaden. During initial prospecting of this area 24 samples were collected. Of these, 18 samples had gold values ranging from 0.15 g/t gold to 2.32 g/t gold with an average of 0.61 g/t gold; silver values ranged from 13.70 g/t silver to 296.20 g/t silver with an average of 109.70 g/t silver; copper values ranged from 0.02% copper to 3.53% copper with an average of 1.33% copper. Satellite imagery also indicates that linear features outlining the structural zone associated with the Papaya veins extend at least seven kilometres into this new concession.

Paul Kallock B.Sc., P.Geo., a qualified person under the meaning of National Instrument 43-101, verified the sampling techniques of Ross River at these locations and analyses were completed by Acme Analytical Laboratories and ALS Chemex in Vancouver, B.C.

The company believes these results to be very encouraging and are representative of a large gold bearing intrusive hosted vein system. Further results are expected to be received be Ross River shortly. Almaden currently has eight active joint venture projects which include a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN MINERALS LTD.

Listed TSX

Symbol AMM

Date: August 13, 2003

Almaden Minerals Ltd. (the "Company") announces that on August 12th it has received, from the TSE, price protection for a proposed  Private Placement of 1,5000,000 Units at a price of $0.70 per Unit. Each Unit consist of one (1) common share and one purchase warrant with each warrant entitling the holder to purchase one (1) common shares of the Company at a price of $ 1.25 during the first year; $1.50 during the second year

$ 1.75 during the third year; $ 2.00 during the fourth year and $ 2.25 during the fifth year. The Warrants will contain a accelerator clause requiring the holder to exercise if at any time during a current year of the warrant shares of the Company trade on an exchange for 20 consecutive trading days at a price $0.50 or more greater than the applicable exercise price failing which exercise the warrant would cancel.

A commission of 7% of the proceeds realized from the placement is to be payable such commission to be satisfied by the issue of fully paid Units.

The Placement is expected to close by August 29, 2003

On behalf of the Board of Directors

"Duane Poliquin"

Duane Poliquin, President

NEWS  RELEASE   August 20, 2003

Trading Symbol: AMM - TSX

Almaden has commenced a diamond drilling program on its 100% owned Siwash gold property near Merritt, BC.  A contract for 2,600 metres was awarded to a local drilling firm.

Most of the drilling will be on the WD vein which is north of and parallel to the Siwash North structure from which 51,750 ounces of gold were produced from 18,400 tons of ore in the 1990's.

The deepest hole on the WD vein in last year's program returned a 2.15-metre true width intercept that assayed 0.567 ounces gold per ton.  Results will be reported at the end of the program.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

ON BEHALF OF THE BOARD OF DIRECTORS

ADuane Poliquin@

______________________

Duane Poliquin, President

The Toronto Stock Exchange has not  reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release  which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  August 27, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

SECOND QUARTER RESULTS TO JUNE 30, 2003

A 2600 metre drill program has commenced on the Elk property near Merritt, B.C., focussed mainly on the WD vein which lies north of the Siwash B vein.  The mill purchased in Alaska last fall has been completely dismantled and is being moved to a secure site near Merritt.

Expatriate Resources Ltd. acquired a 60% stake in our Logan zinc-silver property in the Yukon from Energold Minerals and they are currently evaluating the development of Logan as a 3,000 to 4,000 tonne per day open pit operation with an adjoining flotation mill facility which would also process material from their Wolverine deposit.   The current resource at Logan is 12.3 million tonnes grading 6.17% zinc and 26.4 grams of silver/tonne.  Almaden is carried for 40% of the Logan property to positive production decision.

In Mexico, at our Caballo Blanco gold property near Veracruz, Comaplex Minerals Corp. have completed two phases of geophysics, including Induced Polarization and magnetic surveys on the Highway and Northern zones, which are about six miles apart.  This work has outlined an impressive resistivity/chargeability anomaly on the Highway zone; results are expected soon from the Northern zone.  Drilling is expected later this year.

Ross River Minerals Inc. completed a work program on our El Pulpo copper gold property near Mazatlan.  In a press release dated August 21, 2003, they reported prospecting on several vein systems, one of which has been traced over two kilometers and yielded very significant gold, silver and copper values. An additional and adjoining concession of about 100 square kilometres was staked to cover a recently discovered area of extensive surface mineralization associated with quartz veins, vein stockworks and breccia zones.  This new property now forms part of the El Pulpo Project agreement with Ross River.

Our copper-gold joint venture in Eastern Mexico with BHP Billiton is ongoing with Phase I reconnaissance expected to be completed by the end of the year.

Our Galeana gold property in southern Chihuahua is being explored by Grid Capital Corporation.  Their recent program consisted of surface sampling, Induced Polarization and geochemical soil surveys.  All these methods confirmed the presence of significant targets on two separate vein systems, which we expect Grid to drill later this year.

For the six months ended June 30, 2003, the Company incurred a loss of $498,717 ($0.02 per share).  Revenue increased due to a higher rate of return being earned on cash available for investment and the recovery of mining tax credits. General and administrative expenses decreased mainly due to the amalgamation and the reduction of operating costs in Mexico.  General exploration increased due to the exploration being undertaken by the joint venture with BHP in eastern Mexico.  Write-down of interests in mineral properties and loss on foreign currency increased in the six months ended June 30, 2003.

Cash used in operations was $498,147 in the six months ended June 30, 2003.  Cash of $223,048 was provided by the issuance of shares and cash used in investing activities totalled $165,373.

At June 30, 2003, cash and cash equivalents totaled $524,495 and working capital was $1,042,920.  Included in working capital is the Company's inventory of gold recorded at the cost of production, not market value.  Also included in working capital is a contingent liability in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years.

In the subsequent period, the Company completed a private placement financing consisting of 323,500 Units at a price of $0.80 per Unit for gross proceeds of $258,800 and announced a proposed private placement financing of 1,700,000 Units at a price of $0.70 per Unit for gross proceeds of $1,190,000.

ON BEHALF OF THE BOARD OF DIRECTORS

"Duane Poliquin"

___________________________

Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27

Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")

1103-750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Item 2.

Date of Material Change

August 7, 2003

Item 3.

Press Release

Press release was issued in Vancouver, British Columbia for distribution on Canada NewsWire on July 24, 2003

Item 4.

Summary of Material Change

The Issuer closed a non-brokered flow-through private placement of 323,500 units at a price of $0.80 per unit for gross proceeds of $258.800.00

Item 5.

Full Description of Material Change

The Issuer closed a non-brokered flow-through private placement of 323,500 units at a price of $0.80 per unit for gross proceeds of $258,800.00. Each Unit consists of one flow-through common share and one-half non-transferable common share purchase warrant (the Warrants are not flow-through), entitling the holder to purchase one additional common share at a price of $0.80 per share until a date which is 2 years from the date of closing. A commission of 3% ($3,012 and 3765 Units) was paid to Odlum Brown Ltd. in respect to the placement of 251,000 of such units.

Item 6.

Reliance on Section 74(3) of the Act

No reliance is made on Section 74(3) as to confidentiality.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 12th day of August, 2003.

ALMADEN MINERALS LTD.

By:      "Duane Poliquin"

    President

(Official Capacity)

 Duane Poliquin

(Please print here name of individual whose signature appears above.)

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-902F

(formerly FORM 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1.

Name, address and telephone number of the issuer of the security distributed.

Almaden Minerals Ltd.

1103 - 750 West Pender Street

Vancouver, B.C.  V6C 2T8

(604) 689-7644

2.

State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in the jurisdictions of British Columbia, Alberta and Ontario.

3.

State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is listed and posted on the Toronto Stock Exchange.

4.

Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

323,500 Units (plus 3,765 Units paid on a 3% commission of 1/2 cash and 1/2 Units), at a price of $0.80 per Unit, each Unit consisting of one flow-through common share and one-half (non flow-through) warrant with each whole warrant granting the right to purchase one additional common for a period of two years from closing at a price of $0.80 per share.

5.

Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per Security/total purchase price (Canadian $)	Exemption relied on	Length of any restriction or seasoning period.
Douglas Leishman Vancouver, B.C.	10,000 Units	July 7, 2003	$0.80 $8,000.00	MI 45-103(5.1) (1.1 (b) (k))	4 months
Mulfun Resources Corp. Vancouver, B.C.	62,500 Units	July 7, 2003	$0.80 $50,000.00	MI 45-103(5.1) (1.1 (b) (q))	4 months
Sandy Lockhart White Rock, B.C.	20,000 Units	July 7, 2003	$0.80 $16,000.00	MI 45-103(5.1) (1.1 (b)(k)&(l))	4 months
Ross Beaty Vancouver, B.C.	55,000 Units	July 7, 2003	$0.80 $44,000.00	MI 45-103(5.1) (1.1 (b)(k)&(l))	4 months
Rosalie Moore West Vancouver, B.C.	25,000 Units	July 7, 2003	$0.80 $20,000.00	MI 45-103(5.1) (1.1(b)(l)&(m))	4 months
Robert Quartermain Vancouver, B.C.	10,000 Units	July 7, 2003	$0.80 $8,000.00	MI 45-103(5.1) (1.1 (b) (k))	4 months
Bruneau Holdings Ltd. Vancouver, B.C.	50,000 Units	July 7, 2003	$0.80 $40,000.00	MI 45-103(5.1) (1.1 (b) (k))(	4 months
Graham Cumpston Vancouver, B.C.	11,000 Units	July 7, 2003	$0.80 $8,800.00	MI 45-103(5.1) (1.1 (b) (e))	4 months
Rene Weideman Vancouver, B.C.	10,000 Units	July 7, 2003	$0.80 $8,000.00	MI 45-103(5.1) (1.1 (b) (k))	4 months
Erik Bentsen Nanaimo, B.C.	15,000 Units	July 7, 2003	$0.80 $12,000.00	MI 45-103(5.1) (1.1 (b) (l))	4 months
Brian Kirton Coquitlam, B.C.	15,000 Units	July 7, 2003	$0.80 $12,000.00	MI 45-103(5.1) (1.1 (b) (l))	4 months
Joe Pereira Vancouver, B.C.	10,000 Units	July 7, 2003	$0.80 $8,000.00	MI 45-103(5.1) (1.1 (b) (e))	4 months
Stephen Katz Vancouver, B.C.	30,000 Units	July 7, 2003	$0.80 $24,000.00	MI 45-103(5.1) (1.1 (b) (k))	4 months

6.

Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See attached Schedule "A".

7.

State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$258,800.00

8.

Provide the following information for each person who is being compensated in connection in with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person being compensated	Compensation Paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)
Odlum Brown Ltd. 1800 - 609 Granville St. Vancouver, B.C. V6Y 1A3	($200,800 X 3% = $6,024 to be paid in 1/2 cash to Odlum Brown Ltd. and 1/2 Units to names below). Cdn$3,012.00	$0.80 [Exemption 74(2)(23)]
Joe Pereira Suit 1100, 625 Howe St Vancouver, B.C. V6C 3R8	150 Units	$0.80
Graham Cumpston Suite 1100-250 Howe St Vancouver, B.C. V6C 3R8	150 Units	$0.80
Robert Kerr Suite 1800-609 Granville St. Vancouver, B.C. V7Y 1A3	3465 Units	$0.80

The undersigned hereby certifies that the statements made in this report and in schedule to this report are true and correct.

DATED at Vancouver, this 12th day of August, 2003

Almaden Minerals Ltd.

Name of issuer (please print)

"Duane Poliquin"

___________________________

Signature of authorized signatory

Duane Poliquin

Name and office of authorized signatory

(please print)

 FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

Complete 1. or 2.

1.

Almaden Minerals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 7, 2003, of 323,500 Units (each Unit consisting of one flow-through common share and one-half (non-flow-through) share purchase warrant of Almaden Minerals Ltd., with each warrant entitling the holder to purchase and additional common share at a price of $0.80 per share for a period of two years), Almaden Minerals Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, this 12th day of August, 2003.

Almaden Minerals Ltd.

"Duane Poliquin"

By: ________________________

Duane Poliquin

President & CEO

ALMADEN MINERALS LTD.	1103 - 750 West Pender St. Vancouver, B.C. V6C 2T8 Tel: 604 - 689 - 7644 Fax: 604 - 689 - 7645 Email: info@almadenminerals.com
Second Quarter ended June 30, 2003	August 27, 2003

Description of Business

The Company is an exploration stage company engaged in the acquisition, exploration and when warranted, development of mineral properties in Canada, the United States, and Mexico.  The Company's primary properties include the Elk property in British Columbia which includes the Siwash Gold deposit; the Caballo Blanco, Yago/La Sarda, El Pulpo and Galeana prospects, all located in Mexico.  None of the Company's property interests are beyond advanced exploration stage. The Company is a reporting issuer in Ontario, British Columbia and Alberta and trades on the TSX under the symbol AMM.

Exploration Programs

In British Columbia, drilling has commenced in the Siwash North area on the Elk property.  We are planning a 2,600 metre program testing mainly the WD vein which is roughly parallel to and north of the Siwash B vein.  The mill we purchased in Alaska last fall has been completely dismantled and moved to a yard in Whitehorse, Yukon.  It will be further moved to a secure site near Merritt, B.C. on backhauls as such become available from the Yukon.

Expatriate Resources Ltd. acquired a 60% stake in our Logan zinc-silver property in the Yukon from Energold Minerals and they are currently evaluating the development of Logan as a 3,000 to 4,000 tonne per day open pit operation with an adjoining flotation mill facility which would also process material from their Wolverine deposit.   The current resource at Logan is 12.3 million tonnes grading 6.17% zinc and 26.4 grams of silver/tonne.  Almaden is carried for 40% of the Logan property to positive production decision.

At our Caballo Blanco gold property near Veracruz, Mexico, Comaplex Minerals Corp. have completed two phases of geophysics, including Induced Polarization and magnetic surveys on the Highway and Northern zones, which are about six miles apart.  This work has outlined an impressive resistivity/chargeability anomaly on the Highway zone; results are expected soon from the Northern zone.  Drilling is expected later this year.

Ross River Minerals Inc. completed a work program on our El Pulpo copper gold property near Mazatlan, Mexico.  They have reported prospecting on several vein systems, one of which has been traced over two kilometers and yielded very significant gold, silver and copper anomalies.   An additional and adjoining concession of about 100 square kilometres was staked to cover a recently discovered area of extensive surface mineralization associated with quartz veins, vein stockworks and breccia zones.  This new property now forms part of the El Pulpo Project agreement with Ross River.

Our copper-gold joint venture in Eastern Mexico with BHP Billiton is ongoing with Phase I reconnaissance expected to be completed by the end of the year.

Our Galeana gold property in southern Chihuahua, Mexico is being explored by Grid Capital Corporation.  Their recent program consisted of surface sampling, Induced Polarization and geochemical soil surveys.  All these methods confirmed the presence of significant targets on two separate vein systems, which we expect Grid to drill later this year.

Another group has expressed serious interest in our Yago gold silver property, Nayarit State, Mexico, and they have recently had a geologist on the property.

Future Plans

The Company's active projects give exposure to several potential gold discovery opportunities in the period ahead, with the added potential for renewed gold production from our high grade Siwash property.  We feel we are well positioned to profit from any further increases in the gold price.

Financial Results

For the six months ended June 30, 2003, the Company incurred a loss of $498,717 ($0.02 per share) compared to the loss of $520,808 ($0.03 per share) for the six months ended June 30, 2002.

Revenue increased in the six months ended June 30, 2003 due to a higher rate of return being earned on cash available for investment and the recovery of mining tax credits.

Expenses decreased in the six months ended June 30, 2003 compared with the six months ended June 30, 2002.  General and administrative expenses decreased by $141,965 mainly due to the amalgamation and the reduction of operating costs in Mexico.  General exploration increased by $60,839 due to the exploration being undertaken by the joint venture between the Company and BHP Billiton World Exploration Inc. in eastern Mexico.  Write-down of interests in mineral properties increased in the six months ended June 30, 2003 upon review by management of its exploration programs.  Loss on foreign currency increased in the six months ended June 30, 2003.

Financial Position and Liquidity

Operating Cash Flow

Cash used in operations, after allowing for the effects of changes in non-cash working capital components, was $498,147 in the six months ended June 30, 2003 compared to $421,346 in the six months ended June 30, 2002.

Financing Activities

Cash was provided by the issuance of shares pursuant to a private placement financing and on the exercise of stock options and share purchase warrants during the six months ended June 30, 2003.

Investing Activities

Cash used in investing activities in the six months ended June 30, 2003 totalled $165,373 compared to $9,820 in the six months ended June 30, 2002.  During the six months ended June 30, 2003, exploration was undertaken on the ATW diamond property in the Northwest Territory and additional claims were staked and a new property optioned in Mexico. Several of the Company's properties in Mexico are optioned out to third parties who are incurring all costs to earn  interests in these properties.  Cash was provided in the six months ended June 30, 2003 on the sale of marketable securities compared to the purchase of securities in the comparable period.  The Company sold part of its inventory of gold during the six months ended June 30, 2002.  No gold was sold during the current period.

Cash Resources and Liquidity

At June 30, 2003, cash and cash equivalents totaled $524,495 compared to $964,967 at December 31, 2002, the Company's most recent financial year-end.  Working capital was $1,042,920 at  June 30, 2003 compared to $1,521,627 at December 31, 2002.  Included in working capital is the Company's inventory of gold recorded at the cost of production, not market value.  Also included in working capital is a contingent liability in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years.  The Company's current working capital position is sufficient for its Fiscal 2003 requirements.

In the subsequent period, the Company completed a private placement financing consisting of 323,500 Units at a price of $0.80 per Unit for gross proceeds of $258,800.  Each Unit consists of one flow through common share and one half of one non flow through purchase warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $0.80 for a two year period.  The principal use of the funds will be to finance further exploration and development of the Siwash property and general exploration and administration expenses.

The Company also announced a proposed private placement financing of 1,500,000 Units at a price of $0.70 per Unit for gross proceeds of $1,050,000.  Each Unit will consist of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $1.25 during the first year, $1.50 during the second year, $1.75 during the third year, $2.00 during the fourth year and $2.25 during the fifth year.  The warrants will contain an accelerator clause requiring the holder to exercise if at any time during a current year of the warrant shares of the Company trade for 20 consecutive trading days at a price of $0.50 or more greater than the applicable exercise price, failing which exercise the warrant would cancel.  The Company anticipates this financing to be completed during the third quarter.

Risks and Uncertainties

The business of exploring for minerals and mining involves a high degree of risk.  There is no certainty that the expenditures made by the Company on the exploration of its properties will result in discoveries of commercial quantities of mineralized material.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.  There is no certainty that commercial production will be profitable.  Profitability depends on many factors including mining costs, recovery rates, metal prices, taxation and environmental remediation costs, and government policies.

ADVISORY TO READER

"I have prepared these financial statements for Almaden Minerals Ltd. in my capacity as Chief Financial Officer.  No independent firm of professional accountants has audited, reviewed, compiled, or otherwise attempted to verify the accuracy or completeness of these financial statements. - Signed Dione Bitzer, CMA

ALMADEN MINERALS LTD.
Consolidated Interim Balance Sheets

	June 30, 2003	December 31, 2002
	(unaudited)	(audited)
ASSETS

CURRENT
Cash and cash equivalents	$524,495	$964,967
Accounts receivable and prepaid expenses	150,254	136,085
Marketable securities	488,370	600,074
Inventory	274,768	274,768
TOTAL CURRENT ASSETS	1,437,887	1,975,894
FIXED ASSETS	271,514	240,494
RECLAMATION DEPOSIT	81,500	81,500
MINERAL PROPERTIES (Note 2)	3,509,882	3,337,864
TOTAL ASSETS	$5,300,783	$5,635,752

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$15,314	$61,814
Mineral taxes payable	379,653	392,453
TOTAL CURRENT LIABILITIES	394,967	454,267

SHAREHOLDERS' EQUITY

Share capital
Authorized
100,000,000 common shares without par value
Issued (Note 3)
22,346,471 shares - June 30, 2003
21,918,722 shares - December 31, 2002	17,612,429	17,389,381
Deficit	(12,706,613)	(12,207,896)
TOTAL SHAREHOLDER'S EQUITY	4,905,816	5,181,485
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,300,783	$5,635,752

APPROVED BY THE BOARD:

"Duane Poliquin"

"James E. McInnes"

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Loss and Deficit

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

REVENUE
Mineral properties	$-	$20,815	$-	$20,815
Interest income	12,014	1,724	23,721	3,342
Other income	23,811	-	23,811	1,500
	35,825	22,539	47,532	25,657

EXPENSES
General and administrative expenses (Schedule)	109,564	159,795	220,330	362,295
General exploration expenses	62,757	75,670	211,185	150,346
Write-down of interests in mineral properties	43,737	(733)	47,355	3,014
	216,058	234,732	478,870	515,655

LOSS FROM OPERATIONS	(180,233)	(212,193)	(431,338)	(489,998)
GAIN (LOSS) ON SECURITIES	5,983	(10,345)	(9,683)	(32,845)
GAIN ON FIXED ASSETS	-	-	-	12,924
FOREIGN EXCHANGE LOSS	(48,758)	(13,741)	(57,696)	(10,889)

NET LOSS	(223,008)	(236,279)	(498,717)	(520,808)

DEFICIT, BEGINNING OF PERIOD	(12,483,605)	(9,456,400)	(12,207,896)	(9,171,871)

DEFICIT, END OF PERIOD	$(12,706,613)	$(9,692,679)	$(12,706,613)	$(9,692,679)

NET LOSS PER SHARE Basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	22,316,850	19,558,940	22,144,483	18,347,702

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Loss and Deficit

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

OPERATING ACTIVITIES
Net loss	$(223,008)	$(236,279)	$(498,717)	$(520,808)
Items not affecting cash
Depreciation	9,110	7,826	17,001	15,304
Write-down (recovery) of interests in mineral properties	43,737	(733)	47,355	3,014
(Gain) loss on securities	(5,983)	10,345	9,683	32,845
Gain on sale of fixed assets	-	-	-	(12,924)
	(176,144)	(218,841)	(424,678)	(482,569)

Change in non-cash working capital Components
Accounts receivable and prepaid expenses	17,453	36,956	(14,169)	(4,821)
Accounts payable and accrued liabilities	(150,351)	(48,676)	(46,500)	(66,582)
Mineral taxes payable	-	133,295	(12,800)	132,626
Liability to issue shares	-	(860,000)	-	-
	(309,042)	(957,266)	(498,147)	(421,346)

FINANCING ACTIVITIES
Issuance of shares - net of expenses	89,692	1,080,112	223,048	1,080,112

INVESTING ACTIVITIES
Change in marketable securities	(114,681)	(458,262)	102,021	(147,439)
Fixed assets
Purchases	(17,698)	(12,155)	(23,021)	(17,032)
Proceeds	-	-	-	18,587
Mineral properties
Costs	(48,570)	(149,289)	(244,373)	(226,842)
Gold sales	-	362,906	-	362,906
	(180,949)	(256,800)	(165,373)	(9,820)

NET CASH (OUTFLOW) INFLOW	(400,299)	(133,954)	(440,472)	648,946

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	924,794	1,057,000	964,967	274,100

CASH AND CASH EQUIVALENTS, END OF PERIOD	$524,495	$923,046	$524,495	$923,046

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

Six months ended June 30, 2003
(unaudited)

1.

BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the annual audited financial statements for the year ended December 31, 2002, specifically the following Notes:  Note 1 on the Nature of Operations; Note 2 on Amalgamation; Note 3 on the Significant Accounting Policies; Note 4 on the Adoption of Accounting Policy and Note 17 on Contingency.  These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the December 31, 2002 accounts.

2.

MINERAL PROPERTIES

	June 30, 2003	December 31, 2002
Canada
ATW Net 30% interest in mineral claims near Lac De Gras, Northwest Territories, Canada	$171,096	$117,803
Cabin Lake 100% interest in mineral claims in the Yukon Territory, Canada	35,000	35,000
Caribou Creek 100% interest in mineral claims in the Yukon Territory, Canada	35,000	35,000
Elk 100% interest in mineral claims in British Columbia, Canada which includes the Siwash gold deposit	1,108,634	1,089,462
MOR 100% interest in mineral claims in the Yukon Territory, Canada	62,024	62,024
PV 100% interest in mineral claims in British Columbia, Canada	101,081	88,962
Rock River Coal 50% interest in 187,698 acre coal prospect in the Yukon Territory, Canada	14,181	14,097

Mexico
Caballo Blanco Option to purchase 100% interest in mineral claims in Veracruz, Mexico	522,769	519,161
El Pulpo 100% interest in mineral claims in Sinaloa State, Mexico	80,906	68,188
San Carlos / San Jose 100% interest in the San Carlos mineral claim and 90% interest in the San Jose mineral claims in Tamaulipas State, Mexico	275,742	276,551
Tropico 40% interest in minerals claims in Western Mexico	49,652	35,520
Yago / La Sarda 100% interest in mineral claims in Nayarit State, Mexico	788,762	777,180

Interests in various other mineral claims	265,035	218,916
	$3,509,882	$3,337,864

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

Six months ended June 30, 2003
(unaudited)

3.

SHARE CAPITAL

Since December 31, 2002, changes in issued shares were are follows:

	Number	Amount

Balance, December 31, 2002	21,918,722	$17,389,381
For cash pursuant to private placement (i)	80,000	62,780
For cash on exercise of stock options (ii)	86,950	29,889
For cash on exercise of share purchase warrants (iii)	260,799	130,379
Balance, June 30, 2003	22,346,471	17,612,429

(i)

The Company issued 80,000 flow-through common shares on March 13, 2003 on a private placement basis at a price of $0.80 per share.  Attached to these common shares were one-half common share purchase warrants.  Each whole warrant is exercisable into one common share at $0.95 per share until March 13, 2004.

(ii)

During the six months ended June 30, 2003, the Company issued 86,950 common shares upon the exercise of 60,000 stock options at a price of $0.30 per share, 3,850 stock options at a price of $0.388 per share and 23,100 stock options at a price of $0.45 per share.

(iii)

During the six months ended June 30, 2003, the Company issued 230,000 common shares upon the exercise of an equal number of warrants at a price of $0.51 per share and 30,799 common shares upon the exercise of an equal number of warrants at a price of $0.424 per share.

Warrants

At June 30, 2003, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price Range	Expiry date

881,650	$ 0.42/0.47	October 1, 2003/2004
795,000	$ 0.60	April 2, 2004
1,720,000	$ 0.60/0.70	October 15, 2003/2004
180,000	$ 0.65	April 4, 2004
40,000	$ 0.95	March 13, 2004
3,616,650

Included in warrants outstanding are 959,700 held by directors.

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

Six months ended June 30, 2003
(unaudited)

4.

STOCK BASED COMPENSATION PLANS

The Company has a fixed stock option plan under which, pursuant to the Toronto Stock Exchange, permits the issuance of options up to 10% of the Company's issued share capital.  The maximum number of shares reserved for issuance under this plan is 2,000,000.  At June 30, 2003, the Company has reserved 571,000 stock options that may be granted.  The exercise price of an option cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the grant of the option and the maximum term of all options is five years.  Stock options previously granted by the Company and its predecessor, which by the terms of the amalgamation, become options granted by the Company, are not options granted under the Company's fixed stock option plan.

The Board of Directors determines the term of the option (to a maximum of 5 years) and the time during which any option may vest.  All options granted during the six months ended June 30, 2003 vested on the date granted.

The following table presents the outstanding options as at June 30, 2003 and changes during the period:

Fixed Options	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2002	2,734,533	$ 0.44
Granted	454,000	0.79
Exercised	(86,950)	0.34
Outstanding at June 30, 2003	3,101,583	$0.40
Options exercisable at June 30, 2003	3,101,583

The following table summarizes information about stock options outstanding at June 30, 2003:

Options Outstanding and Exercisable
Number Outstanding	Weighted Average	Weighted Average
at June 30,	Remaining	Exercise
2003	Contractual Life	Price

91,092	3.1	0.27
675,000	2.7	0.30
154,000	6.3	0.39
675,491	4.9	0.45
77,000	1.8	0.49
975,000	3.7	0.55
75,000	4.8	0.74
379,000	4.7	0.80
3,101,583

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

Six months ended June 30, 2003
(unaudited)

4.

STOCK BASED COMPENSATION PLANS (Continued)

The fair value assigned to stock options granted during the six months ended June 30, 2003 was $124,000. Had the portion of this compensation cost been charged to earnings, the net loss for the six months ended June 30, 2003 would have been $622,717 while the basic loss per share would increase to $0.03 and the diluted loss per share would remain unchanged.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in the six months ended June 30, 2003: dividend yield of 0%; expected volatility of approximately 60%; risk-free rate of 3.5% and expected lives of five years.  The weighted-average fair value of options granted in the six months ended June 30, 2003 was $0.79.

5.

     RELATED PARTY TRANSACTIONS

A company controlled by the President of the Company was paid $52,800 for geological services during the six months ended June 30, 2003.  The Company was also paid $1,200 for maintenance of the Company's website.

A company controlled by a Director of the Company was paid $51,047 for geological services during the six months ended June 30, 2003.

6.

COMPARATIVE FIGURES

Certain of the June 30, 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted at December 31, 2002.

ALMADEN MINERALS LTD.
Consolidated Interim Schedule of General and Administrative Expenses

(unaudited)

	Six months ended June 30,
	2003	2002

Bank charges and interest	$3,020	$2,260
Depreciation	17,001	15,304
Insurance	2,984	2,886
Office and licenses	55,046	60,364
Professional fees	69,849	123,952
Rent	39,219	45,762
Stock exchange fees	15,845	65,431
Telephone	6,579	6,751
Transfer agent fees	4,815	9,019
Travel and promotion	5,972	30,566
	$220,330	$362,295

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date: August 28, 2003